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                                     Filed by Moore Corporation Limited pursuant
                                    to Rule 425 under the Securities Act of 1933
                                Subject Company: Wallace Computer Services, Inc.
                                                   Commission File No: 001-06528

    The following letter was sent to all Moore and Wallace employees today:


    [MOORE LOGO]                                           [WALLACE LOGO]


January 17, 2003

Dear Fellow Moore Corporation and Wallace Employees,


Today we announced the merger of Moore and Wallace into a single company that clearly will be the premier provider of print management solutions in North America. Attached is a copy of the press release issued this morning. It contains the specifics of the merger.

Together we will have the broadest array of products and services in our industry. Wallace's Total Print Management and Moore's Integrated Print Management strategies are a perfect match. Combining our strengths in sales, marketing, information technology, distribution and manufacturing will enable us to give our customers the best products and services at the lowest possible cost.

We are building a new company by combining the strengths of Wallace and Moore. Our two management teams are enthusiastic about the merger and fully support it.

We know you will have questions about the merger, for many of which we do not yet have answers. As we work together over the coming weeks and reach decisions about the integration of our two companies, we will update you on the plans.

While we have reached agreement on the terms and conditions of the transaction, there are several steps that must be followed before it can be closed. These steps include approval by various governmental regulators and Wallace's shareholders. We expect to complete the transaction by mid to late spring. It is important that we continue to operate our two businesses at the highest standards possible during this time.

The most important thing that you can do now is to stay focused on delivering quality results and maintaining the level of excellence that we have all worked so hard to build. There is a lot of work to be done before the combination is final. We know it will be

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challenging given the uncertainties created, but we are counting on your dedication and support in the months ahead to make this merger a success.

We have a huge and exciting opportunity ahead of us and we look forward to working with you to realize it.

Sincerely yours,



Mark Angelson                                                       David Jones


THIS COMMUNICATION IS NOT A SOLICITATION OF A PROXY FROM ANY SECURITY HOLDER OF WALLACE COMPUTER SERVICES, INC. MOORE CORPORATION LIMITED AND WALLACE COMPUTER SERVICES, INC. WILL BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION A PROXY STATEMENT/PROSPECTUS TO BE MAILED TO WALLACE COMPUTER SERVICES SECURITY HOLDERS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PLANNED MERGER OF WALLACE COMPUTER SERVICES INTO A SUBSIDIARY OF MOORE CORPORATION. WE URGE INVESTORS IN WALLACE COMPUTER SERVICES TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE, WWW.SEC.GOV. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY MOORE CORPORATION WILL BE AVAILABLE FREE OF CHARGE FROM MOORE CORPORATION LIMITED, C/O MOORE EXECUTIVE OFFICES, ONE CANTERBURY GREEN, STAMFORD, CONNECTICUT 06901, ATTENTION: INVESTOR RELATIONS, TEL. (203) 406-3700. DOCUMENTS FILED WITH THE SEC BY WALLACE COMPUTER SERVICES WILL BE AVAILABLE FREE OF CHARGE FROM INVESTOR RELATIONS, WALLACE COMPUTER SERVICES, INC., 2275 CABOT DRIVE, LISLE, IL 60532-3630, TEL. (630) 588-5000.